April 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Fortress Value Acquisition Corp.
Registration Statement on Form S-1
Filed March 6, 2020, as amended
File No. 333-236940

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Fortress Value Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 340 copies of the Preliminary Prospectus dated April 23, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

By:	/s/ Manoj Mahtani
Name: Manoj Mahtani
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Eamonn Smith
Name: Eamonn Smith
Title: Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ Erwin Van Der Voort
Name: Erwin Van Der Voort
Title: Managing Director